Exhibit 1.01

FEI Company
Conflict Minerals Report
For The Year Ended December 31, 2014
This report for the year ended December 31, 2014, is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the "Rule"). The Rule was enacted to address concern that cassiterite, columbite-tantalite (coltan), and wolframite, or their derivatives, specifically tin, tantalum, and tungsten, respectively, and gold ("Conflict Minerals") originating from the Democratic Republic of the Congo ("DRC"), or adjoining countries (collectively, the "Covered Countries"), are being sold by armed groups to finance conflict characterized by extreme levels of violence.
The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they funded armed conflict.
Section 1. Company Overview
FEI Company (also referred to as "FEI," the "Company," "we," or "our") is a leading supplier of scientific instruments and related services for nanoscale applications and solutions for industry and science. Our products principally include transmission electron microscopes; scanning electron microscopes ("SEMs"); DualBeamTM systems which combine a SEM and a focused ion beam system ("FIB") on a single platform; stand-alone FIBs; and high-performance optical microscopes. We also may utilize spare parts components for repair services offered to customers.
Section 2. Due Diligence
2.1 Design of Due Diligence
The due diligence measures we have implemented are designed to conform, in all material respects, with the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, and the related Supplements on Tin, Tantalum and Tungsten and on Gold (the "OECD framework"). The OECD framework is currently the only recognized due diligence framework for the sourcing of Conflict Minerals.
2.2 Establish Strong Company Management Systems
Conflict Minerals Policy
As of May 13, 2014, FEI adopted a Conflict Minerals Policy (“Policy”) as described below. The Policy acknowledges our responsibility for Conflict Minerals reporting under the Rule, and is intended to, among other things, define and communicate the following expectations with our suppliers:

•	Suppliers are required to assist the Company in the Reasonable Country of Origin Inquiry ("RCOI") process; and

•	Suppliers are required to identify and communicate pertinent data for Conflict Minerals supplied to the Company.
We identified, through the risk-based approach described under the Description of Reasonable Country of Origin Inquiry section of the accompanying Specialized Disclosure Report, the suppliers providing FEI with Conflict Minerals, and have provided to them a copy of our Policy.
The Policy is publicly available at http://investor.fei.com/governance.cfm.
Internal Management
We created a Conflict Minerals Steering Committee ("Steering Committee") comprised of representatives from the following Company departments: Sourcing, Legal, and Finance and Accounting. The Steering Committee oversees the Company’s Conflict Minerals compliance strategy.
In 2014, we joined the Conflict Free Sourcing Initiative (“CFSI”), a joint initiative of over 180 participating companies from seven different industries, created by the Electronic Industry Citizenship Coalition® (“EICC”) and The Global e-Sustainability Initiative (“GeSI”).

Control Systems
FEI does not maintain direct relationships with mines, smelters or refiners ("smelters"). Our control systems over Conflict Minerals, as they are currently implemented, involve risk-assessment procedures to identify affected products and suppliers. Affected suppliers are engaged directly through the RCOI process to identify and obtain data for Conflict Minerals reporting under the Rule.
Supplier Engagement
FEI has incorporated the Policy into our existing supplier sourcing policies, to which all suppliers agree when they agree to our general purchase terms and conditions.
2.3 Identify and Assess Risk in the Supply Chain
Our Conflict Minerals Compliance Program is risk-based in nature. Participating in this program are representatives from Operations, Engineering, Sourcing, Legal and Finance and Accounting. The Company's exposure to Conflict Minerals was identified based on review of technical engineering schematics and bills of material for our products.
2.4 Design and Implement a Strategy to Respond to Identified Risks
We determined Conflict Minerals may be necessary to the functionality or production of our scientific instruments and also the components used in maintaining and servicing our products. If FEI becomes aware through its RCOI efforts or due diligence procedures that a supplier is sourcing Conflict Minerals that benefit armed groups in the Covered Countries, the Company will take action including, but not limited to, the following steps:

•	Notify the supplier of FEI’s policy regarding Conflict Minerals; and

•	Work with the supplier through communication from our Sourcing department to help the supplier source in a responsible way.
FEI focuses on fostering healthy, long-term relationships with its suppliers. No supplier relationships have been terminated as a result of our Conflict Minerals compliance initiatives.
2.5 Participate in Audit Programs as they Develop
FEI does not have direct relationships with Conflict Minerals smelters and we do not perform independent audits of these entities. We, through our association with Semiconductor Equipment and Materials International (“SEMI”) and CFSI membership, support the efforts to provide independent audits of these entities.
2.6 Report on Supply Chain Due Diligence
Based on the RCOI and due diligence procedures undertaken, we report the information provided below:

Results of Due Diligence
Response rate to Conflict Minerals requests	99%
Responses using CMRT	76%
Responses containing smelter information	65%
Number of smelters from Covered Countries	1
Based on the inquiries and due diligence procedures performed, and given the general lack of control processes our suppliers have over Conflict Minerals in their supply chain, FEI is unable to determine the origin of all the Conflict Minerals used in its products and cannot exclude the possibility that some may have originated from the Covered Countries. As such, we have concluded that products manufactured that are subject to the reporting obligations of the Rule are "DRC conflict undeterminable."
We expect information available on the mine or location of origin of Conflict Minerals in our supply chain to increase in future years as the Company's direct suppliers, their suppliers, and others within the Conflict Minerals supply chain implement and refine due diligence procedures relating to Conflict Minerals.
3. Efforts to Determine the Mine or Location of Origin with the Greatest Possible Specificity
Based on the procedures performed under our Conflict Minerals Compliance Program, and as described above, we have not been able to identify the mine or location of origin information for all Conflict Minerals in our supply chain.

4. Improvements to Our Conflict Minerals Process (Including Due Diligence)
We are committed to meeting our Conflict Minerals compliance obligations under the Rule. Steps taken since the end of the period covered in this Conflict Minerals Report include the following:

•	Continued refinement by our Sourcing department of the monitoring and identification of the risk of Conflict Minerals in our supply chain.

•	Continued communication from our Sourcing department to our direct suppliers with the intent of identifying the location of origin of Conflict Minerals supplied to us.

•
Continued internal development of a Conflict Minerals compliance database through a cross-functional taskforce comprising representatives from the Steering Committee, Sourcing, Legal and Finance and Accounting. The intent of this database is to aggregate location of origin information for Conflict Minerals within our supply chain.

5. Additional Risk Factors
The statements above are based on the RCOI process and due diligence performed in good faith by us. These statements are based on the infrastructure and information available at the time. A number of factors could introduce errors or otherwise affect our reported information and Conflict Minerals status. These factors include, but are not limited to, gaps in supplier data, errors or omissions by suppliers, and gaps in supplier education and knowledge.